UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-34220

CUSIP NUMBER: 88554D205

(Check One):   [X] Form 10-K   [_] Form 20-F   [_] Form 11-K   [_] Form 10-Q   [_] Form 10-D

[_] Form N-SAR   [_] Form N-CSR

For Period Ended: December 31, 2015

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

For the Transition Period Ended: __________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: __________________________________

PART I — REGISTRANT INFORMATION

3D Systems Corporation
Full Name of Registrant

N/A
Former Name if Applicable

333 Three D Systems Circle
Address of Principal Executive Office (Street and Number)

Rock Hill, South Carolina 29730
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

3D Systems Corporation (the “Company”) is unable to complete its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”) within the prescribed period without unreasonable effort or expense to the Company. The Form 10-K cannot be filed by the prescribed due date because additional time, resources and effort are required to complete work related to a goodwill and intangible asset impairment charge.

The Company expects to file the Form 10-K no later than 15 calendar days from the prescribed due date.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Andrew M. Johnson	(803) 326-3900
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes   [ ] No

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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously announced in its Current Report on Form 8-K filed on February 11, 2016, the Company expects to record a non-cash goodwill and intangibles impairment charge in the fourth quarter of 2015 in the range of $510 million to $570 million. These impairment charges will not impact the Company’s future business activities or cash flows. As of December 31, 2015, the Company closed the quarter with approximately $156 million of cash on hand and had no borrowings under its $150 million revolving credit facility.

Additionally, the Company reaffirms its expectation to report revenue for the fourth quarter of 2015 of approximately $183 million and that the previously disclosed charge related to inventory write downs and purchase commitments in connection with its shift away from consumer products will be approximately $27 million.

Excluding the goodwill and intangibles impairment charge, the Company expects to report that operating expenses decreased sequentially to approximately $90 million.

These are preliminary results and estimates based on current expectations and are subject to year-end closing adjustments and completion of goodwill and intangibles impairment testing. Actual results may differ.

3D SYSTEMS CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date February 25, 2016	By:	/s/ Andrew M. Johnson
Andrew M. Johnson
Interim President and Chief Executive Officer, Chief Legal Officer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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